April 28, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: James Giugliano and Rufus Decker

Re:	MarineMax, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2019
Filed December 3, 2019
Form 8-K Filed October 29, 2019
File No. 001-14173

Dear Mr. Giugliano and Mr. Decker:

I am writing on behalf of MarineMax, Inc. (“MarineMax”). MarineMax acknowledges receipt of the letter dated April 15, 2020 (the “Comment Letter”) containing comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Mr. W. Brett McGill, Chief Executive Officer, in which the Staff has requested certain information with respect to the above-referenced Form 10-K and Form 8-K. We are working expeditiously to respond to the Comment Letter. We respectfully request an extension for our response to the Comment Letter to no later than May 13, 2020. This extension will ensure that we can devote the appropriate time and resources to consider the Staff’s comments and prepare our response. Thank you for your consideration.

If you have any questions, please do not hesitate to contact me at (727) 531-1700.

Respectfully submitted,

MarineMax, Inc.

By:	/s/ Michael H. McLamb
Michael H. McLamb
Chief Financial Officer

Securities and Exchange Commission

April 28, 2020

CC:	W. Brett McGill, Chief Executive Officer and President, MarineMax, Inc.
Robert J. Grammig, Esq., Holland & Knight LLP
Joseph F. Cannella, Partner, KPMG LLP